Exhibit 97.1

CHUBB LIMITED
ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION RECOVERY POLICY

    Chubb Limited, a Swiss company (the “Company”), has adopted this policy ( “Policy”) to provide for the recovery or “clawback” of certain Incentive-Based Compensation in the event of a Restatement. This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual and to satisfy the requirements of Rule 10D-1 of the Securities Exchange Act of 1934 (“Exchange Act”), as adopted by the Securities and Exchange Commission (“SEC”) to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

I.     STATEMENT OF POLICY

    In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover Erroneously Awarded Incentive-Based Compensation from Executive Officers in compliance with this Policy and subject to the exceptions set out in Section VIII below.

II.     DEFINITIONS

    Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

    “Board” means the Board of Directors of the Company.

    “Committee” means the Compensation Committee of the Board.

"Erroneously Awarded Incentive-Based Compensation” means the amount of Incentive-Based Compensation received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Company’s restated financial statements.

“Executive Officer” means the Company’s current and former executive officers, as determined by the Committee, in accordance with Section 303A.14 of the NYSE Listed Company Manual and Rule 10D-1 of the Securities Exchange Act of 1934, and include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

    “Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) total shareholder return (“TSR”). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a Company filing with the SEC.

    “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

    “Recovery Period” shall mean the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, as well as any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

III.     SCOPE OF POLICY

1.Covered Persons and Recovery Period. This Policy applies to Incentive-Based Compensation received by an Executive Officer (i) after beginning service as an Executive Officer; (ii) if that person served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company has a class of securities listed on a national securities exchange; and (iv) during the Recovery Period. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Incentive-Based Compensation pursuant to this Policy.

    For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Subject to the applicability requirements in the first paragraph of this Section III(A), the terms of this Policy shall apply to any Incentive-Based Compensation that is received by an Executive Officer on or after October 2, 2023 (“Effective Date”), even if such Incentive-Based Compensation was approved, awarded, granted or paid to Executive Officers prior to the Effective Date. Without limiting the generality of Section VI hereof, and subject to applicable law, the Committee may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Executive Officer prior to, on or after the Effective Date.

2.Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The Company’s obligation to recover Erroneously Awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed with the SEC.

IV.     AMOUNT OF INCENTIVE-BASED COMPENSATION SUBJECT TO RECOVERY

1.Erroneously Awarded Incentive-Based Compensation Amount. The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount equivalent to the Erroneously Awarded Incentive-Based Compensation amount, computed without regard to (i) any taxes paid, (ii) non-qualified plan contributions or deferrals, or (iii) other voluntary benefit deductions.

2.Reasonable Estimate of Recovery Amount. For Incentive-Based Compensation based on a Financial Reporting Measure, where the amount of Erroneously Awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the Financial Reporting Measure upon which the Incentive-Based Compensation was received. In the event such Financial Reporting Measure is the Company’s stock price or TSR, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

V.     ADMINISTRATION; AMENDMENT; TERMINATION.

    This Policy shall be administered by the Committee. In administration of this Policy the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility. The Committee may retain and rely upon the advice and recommendations of legal counsel, accountants, consultants and other qualified persons to operate and administer this Policy.

All determinations under this Policy will be made by the Committee. Any determinations of the Committee will be final, binding and conclusive. The Committee may authorize and empower any officer or employee of the Company or its subsidiaries to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

    The Board may amend, modify, supplement, rescind or replace this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.

VI.     METHOD OF RECOVERY

    The Committee shall determine, in its sole discretion, the method of recovering any Erroneously Awarded Incentive-Based Compensation pursuant to this Policy, which may include, without limitation:

1.requiring reimbursement of cash Erroneously Awarded Incentive-Based Compensation previously paid;

2.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

3.offsetting the recouped amount from any compensation otherwise owed by the Company or any subsidiary of the Company to the Executive Officer;

4.cancelling outstanding vested or unvested equity awards; and

5.taking any other remedial and recovery action, as determined by the Committee;

provided, however that any such action pursuant to subsections (i) through (v) shall be subject to applicable law and shall be subject to compliance with Section 409A of the Internal Revenue Code.

VII.     SUSPENSION OF OUTSTANDING INCENTIVE-BASED COMPENSATION

In the event of a Restatement, the Committee may suspend all Incentive-Based Compensation that the Committee determines may be forfeited under this Policy or otherwise subject to offset pursuant to Section VI, in which case and subject to the terms of this Section, Incentive-Based Compensation subject to the suspension: (i) if unvested, will not vest, and (ii) otherwise will not be distributed or permitted to be exercised or otherwise settled, subject to applicable law and compliance with Section 409A of the Internal Revenue Code. In the event the term of an option award will expire during a period of suspension, the Executive Officer will be permitted to exercise the option before it expires; however, settlement of the option award following such exercise will remain suspended and the securities otherwise deliverable upon settlement shall remain subject to forfeiture under the terms of this Policy.

Following suspension of Incentive-Based Compensation under the first paragraph of this Section VII, the Committee will determine as promptly as practicable whether the suspended Incentive-Based Compensation is to be forfeited or whether the suspension of the Incentive-Based Compensation is to be ended. For Incentive-Based Compensation that is ultimately not forfeited, the following provisions will apply upon the Committee’s determination to lift the suspension:
1.unvested awards that would not otherwise have vested during the suspension by their original terms will be thereafter subject to vesting under their original terms;
2.unvested awards that otherwise would have vested during the suspension will vest as soon as practicable and otherwise consistent with their original terms;
3.cash awards subject to this Policy withheld during the suspension will be immediately payable;
4.in no event will distribution of cash or shares be made to an Executive Officer with respect to Incentive-Based Compensation if, by reason of termination of employment or otherwise, the Executive Officer would have forfeited the Incentive-Based Compensation if the Incentive-Based Compensation had not been suspended; and
6.distribution or settlement of Incentive-Based Compensation will be made no later than the latest date on which such distribution or settlement would be required to avoid additional tax by reason of Section 409A of the Internal Revenue Code; provided, however, that if such distribution or settlement occurs during a period when such Incentive-Based Compensation remains suspended pursuant to this Section VII, then the after-tax proceeds of such distribution or settlement shall be held in escrow until such time as such Incentive-Based Compensation is no longer subject to a suspension or such amounts are determined to have been forfeited by the Committee.
VIII.     EXCEPTIONS

    The Company shall recover Erroneously Awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

1.Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of Erroneously Awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

2.Violation of Swiss Law. Recovery would violate Swiss law where that law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of Erroneously Awarded Incentive-Based Compensation based on violation of Swiss law, the Company shall obtain an opinion of Swiss counsel, acceptable to the NYSE, that recovery would result in such a violation, and shall provide such opinion to the NYSE.

3.Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

IX.     PROHIBITION AGAINST INDEMNIFICATION

    Notwithstanding the terms of any indemnification arrangement, insurance policy or any other contractual arrangement that may be interpreted to the contrary, with any individual covered by this Policy, the Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.

X.     DISCLOSURE

    The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws.

XI.     OTHER RECOUPMENT RIGHTS

    The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date, as a condition to the grant of any benefit thereunder, require an individual covered by this Policy to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement, including without limitation, the Chubb Limited Clawback Policy. In the event of a Restatement that would under the terms of this Policy require recoupment of Incentive-Based Compensation in the amount set forth in Section IV of this Policy, any amount recovered under the Chubb Limited Clawback Policy from an Executive Officer shall count toward any required recoupment under this Policy from such Executive Officer.

    Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.

XII.     SUCCESSORS

    This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

XIII.     APPLICABLE LAW; DISPUTE RESOLUTION

1.Applicable Law. This Policy shall be governed by and construed in accordance with the laws of the State of New York without reference to the principles of conflicts of laws.

2.Dispute Resolution. Notwithstanding the Chubb Companies Employment Dispute Arbitration Rules and Procedures or any other agreement between an Executive Officer and the Company (including any agreement with any of its subsidiaries) regarding arbitration or dispute resolution to the contrary, all aspects of any dispute between an Executive Officer and the Company (including a dispute with any of its subsidiaries) that includes a controversy or claim arising out of or relating to this Policy or the breach thereof (including any aspects of such dispute that are in addition to those relating to this Policy or breach thereof) shall be settled by final, binding and non-appealable arbitration in New York, New York by three arbitrators pursuant to the terms of this Section XIII(B). The arbitration shall be conducted in accordance with the applicable arbitration rules and procedures of Judicial Arbitration and Mediation Services (“JAMS”) then in effect. One of the arbitrators shall be appointed by the Company, one shall be appointed by the Executive Officer, and the third shall be appointed by the first two arbitrators. If the first two arbitrators cannot agree on the third arbitrator within 30 days of the appointment of the second arbitrator, they shall ask JAMS to provide a list of seven arbitrators qualified in this area, and the Company and the Executive Officer shall alternate striking one arbitrator (with the Executive Officer striking first) until only one arbitrator remains, who shall be the third arbitrator. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction. However, either party may, without inconsistency with this arbitration provision, apply to any court having jurisdiction over such dispute or controversy and seek interim provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved. Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, to obtain interim relief or as otherwise required by law, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the Company; provided that nothing in this Policy shall prohibit the Company from disclosing such information as it deems necessary or advisable to comply with applicable law or regulations, governmental or regulatory requests or investigations, or stock exchange regulations or listing standards.

Adopted: November 16, 2023